Exhibit 99.3

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

Number of shares to which this form of proxy relates(Note 1)	Ordinary Shares

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

to be held on April 4, 2023 (or any adjournment(s) or postponement(s) thereof)

I/We(Note 2), ________________________ of ____________________________, being the registered holder(s) of ordinary shares (Note 3) in the issued share capital of OneConnect Financial Technology Co., Ltd. (the “Company”), hereby appoint the Chairman of the meeting (Note 4) or ________________________ of ____________________________ as my/our proxy to attend, act and vote for me/us and on my/our behalf as directed below at the extraordinary general meeting (“EGM”) of the Company to be held at 13F, Building A, Bojin Business Plaza East Tower 1, 7th Tairan Road, Futian District, Shenzhen on Tuesday, April 4, 2023 at 2 p.m., Shenzhen time (and at any adjournment thereof).

Please tick (“V”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 5).

	RESOLUTION	FOR	AGAINST
1.

As an ordinary resolution,

The equity transfer agreement dated November 24, 2022 (the “Equity Transfer Agreement”) entered into between Shanghai OneConnect Financial Technology Co., Ltd. (上海壹賬通金融科技有限公司) (“Shanghai OneConnect”) and Puhui Management Co., Ltd. (平安普惠企業管理有限公司) (“Puhui Management”), pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, Shanghai OneConnect’s 40% equity interest in Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) for a consideration of RMB199,200,000 be and is hereby approved, ratified and confirmed; and any one of more Directors of the Company be and is hereby authorized, in his or her absolute discretion deemed appropriate or expedient and in the interests of the Company and its shareholders as a whole, to do all such acts and things which he/she may consider necessary, desirable or expedient to implement the transactions contemplated under the Equity Transfer Agreement and completion thereof.

Date: __________________________2023	Signature(s)(Note 6)

Notes:

1.	Please insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	Please insert the number of shares of the Company registered in your name(s).

4.	If any proxy other than the Chairman of the meeting is preferred, please strike out the words “the Chairman of the meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“V”) THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“V”) THE BOX MARKED “AGAINST”. If no direction is given, your proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM.
6.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer or attorney duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
7.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, the vote of the senior shall be accepted to the exclusion of the votes of the other joint holders in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members in respect of the relevant joint holding.
8.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited (for holders of Shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).
9.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the EGM or any adjournment thereof if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the EGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address or by email to PrivacyOfficer@computershare.com.hk.